FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of October, 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)






ISSUE OF 6.20% NON-CUMULATIVE DOLLAR PREFERENCE SHARES, SERIES A REPRESENTED BY
                      SERIES A AMERICAN DEPOSITARY SHARES

This announcement is for information purposes only and is not, and does not constitute, an invitation or offer to acquire, purchase or subscribe for securities. A copy of the preliminary prospectus may be obtained from the Group Company Secretary, HSBC Holdings plc, 8 Canada Square, London, E14 5HQ, United Kingdom.

On 15 September 2005 HSBC Holdings plc raised US$1,305 million before expenses (approximately US$1,263 million after expenses) by the issue of 1,305,000 non-cumulative preference shares of US$0.01 (the "Series A dollar preference shares") which trade in the form of Series A American Depositary Shares ("ADS"). As indicated in the announcement dated 15 September 2005 the underwriters to the issue of ADS had the option to purchase up to 7.8 million additional ADS (representing 195,000 Series A dollar preference shares), during the 30-day period commencing 15 September 2005, at the public offering price less the applicable underwriting discount.

By the underwriters exercising this option, HSBC Holdings plc will raise a further US$145 million (before expenses) by the issue on 6 October 2005 of 145,000 non-cumulative preference shares of US$0.01 (the "additional Series A dollar preference shares") for a consideration of US$1,000 each. Following exercise of this option the underwriters will have no further rights to purchase additional ADS. HSBC Holdings plc will also receive US$349,612 from the underwriters, representing the aggregate of the dividend notionally accruing on the additional Series A dollar preference shares from 22 September 2005 to 6 October 2005. The additional Series A dollar preference shares, like the Series A dollar preference shares, will qualify as core Tier 1 capital in the Group's regulatory capital base. The aggregate nominal value of the additional Series A dollar preference shares to be issued is US$1,450. The net proceeds after expenses of the issue of additional Series A dollar preference shares will be approximately US$141 million. The proceeds of the Series A dollar preference shares issued on 22 September 2005 and the additional Series A dollar preference shares will be used to support the development of HSBC Holdings plc and further strengthen the Group's capital base.

The ADSs, each of which will represent one-fortieth of an additional Series A dollar preference share, will be issued to investors at US$25 per ADS. The additional Series A dollar preference shares will be issued in bearer form and deposited with the ADS depositary, The Bank of New York. Application will be made to list the additional ADS on the New York Stock Exchange.

The additional Series A dollar preference shares will have identical terms and conditions to the Series A dollar preference shares issued on 22 September 2005, as summarised below.

A non-cumulative fixed-rate dividend of 6.20 per cent per annum will be paid quarterly on the Series A dollar preference shares. Dividends will accrue from 22 September 2005. Dividends will be payable at the sole and absolute discretion of the Board of HSBC Holdings plc and will not be payable if the payment of the dividend would cause the Company not to meet the applicable capital adequacy requirements of the UK Financial Services Authority or the profits of the Company available for distribution as dividends are not sufficient to enable HSBC Holdings plc to pay in full both dividends on the Series A dollar preference shares and dividends on any other of its shares that are scheduled to be paid on the same date and that have an equal right to dividends. HSBC Holdings plc may not declare or pay dividends or distributions on any class of its shares ranking lower in the right to dividends than the Series A dollar preference shares nor redeem nor purchase in any manner any of its other shares ranking equal to or lower than the Series A dollar preference shares, unless it has paid in full, or set aside an amount to provide for payment in full, the dividends on the Series A dollar preference shares for the then-current dividend period.

Holders of the Series A dollar preference shares will only be entitled to attend and vote at general meetings of shareholders of HSBC Holdings plc if the dividend payable on the Series A dollar preference shares has not been paid in full for four consecutive dividend payment dates. In such circumstances, holders of the Series A dollar preference shares will be entitled to vote on all matters put to general meetings until such time as HSBC Holdings plc shall have paid in full a dividend on the Series A dollar preference shares. The Series A dollar preference shares carry no rights of conversion into ordinary shares of HSBC Holdings plc.

Subject to the prior consent of the UK Financial Services Authority, HSBC Holdings plc may redeem the Series A dollar preference shares in whole (but not in part only) at any time on or after 16 December 2010, at a redemption price equal to US$1,000 per Series A dollar preference share (which is equal to US$25 per ADS) together with any accrued and unpaid dividends for the then-current dividend period up to the date fixed for redemption.

In the 12 months prior to the date of this announcement the only issue by HSBC Holdings plc of equity securities for cash under a general mandate approved by shareholders was the issue on 22 September 2005 of 1,305,000 non-cumulative preference shares of US$0.01 for a consideration of US$1,000 each.

This issue of additional Series A dollar preference shares is being made under the general mandate to issue securities approved by shareholders at the Annual General Meeting on 27 May 2005.

Notes to editors:

HSBC Holdings plc

HSBC Holdings plc serves more than 110 million customers worldwide through more than 9,700 offices in 77 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,467 billion at June 30, 2005, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank.'

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  03 October, 2005